Exhibit 99.1
Navios Maritime Holdings Inc.
Reports Financial Results for the Third Quarter
and Nine Months Ended September 30, 2011
•	Dividend of $0.06 per share for Q3 2011

•	7.2% increase in Q3 revenue to $173.8 million

•	6.2% increase in Q3 EBITDA to $67.3 million
PIRAEUS, GREECE November 17, 2011 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2011.
Angeliki Frangou, Chairman and Chief Executive Officer of Navios stated “We had a solid third quarter, as revenue and EBITDA increased by 7% and 6%, respectively. Our accomplishments were especially notable given the difficult markets we endured during the past couple of years. Our results reflect the hard work of the Navios team in managing our relationships, counterparties and physical fleet. These efforts allowed us the stability to again declare a dividend of $0.06, representing a yield of about 6%.”
HIGHLIGHTS — RECENT DEVELOPMENTS
Navios Holdings
Time Charter Coverage
The Navios Avior — the newbuilding vessel that Navios Holdings has agreed to acquire in Q2 2011 — has been chartered out upon delivery at a net per day rate of $12,716 for two years. Including this fixture, Navios Holdings has long-term fleet employment for periods up to 11 years. As of November 17, 2011, Navios Holdings had chartered-out 99.7%, 68.4% and 41.5% of available days for 2011, 2012 and 2013, respectively, equivalent to $312.4 million, $244.7 million and $177.4 million in revenue, respectively. The average daily charter-out rate for the core fleet is $25,050, $25,586 and $30,023 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2011 is $10,601.
The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment (“COA”).
Vessel Acquisition
On October 31, 2011, Navios Holdings agreed to acquire a 82,000 dwt bulk carrier scheduled to be delivered in March 2012 from a South Korean shipyard. The purchase price for the new vessel is approximately $35.3 million, of which $5.1 million was paid in cash. The vessel is chartered-out for 2 years at a net rate of $12,825 per day.
Liquidity
Net Debt to Total Capitalization was 49.6% as at September 30, 2011. Navios Holdings’ total available liquidity, including credit lines, as of September 30, 2011 was approximately $264.1 million.

Navios Logistics
Construction of a new silo in the Dry Port
During the third quarter of 2011, Navios Logistics commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo is expected to be completed in March 2012.
Navios Maritime Partners L.P. (“Navios Partners”)
On November 11, 2011, Navios Holdings received $6.7 million representing the cash distribution from Navios Partners for the third quarter of 2011.
Fleet Profile
Navios Holdings controls a fleet of 56 vessels totalling 5.8 million dwt, of which 30 are owned and 26 are chartered-in under long-term charters. Navios Holdings currently operates 43 vessels (16 Capesize, ten Panamax, 16 Ultra-Handymax and one Handysize) totalling 4.5 million dwt. Additionally, Navios Holdings has agreed to acquire two newbuilding Panamax vessels expected to be delivered in March and April 2012, respectively, and has 11 newbuilding charter-in vessels expected to be delivered at various dates through 2013 (the “Core Fleet”). The current average age of the operating fleet is 5.0 years.
Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.
Dividend Policy
The Board of Directors declared a quarterly cash dividend for the third quarter of 2011 of $0.06 per share of common stock. The dividend is payable on January 4, 2012 to stockholders of record as of December 19, 2011. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.
Financial Highlights
•	Revenue increased by 7.2% to $173.8 million in the third quarter of 2011 from $162.1 million for the same period in 2010.

•	EBITDA increased by 6.2% to $67.3 million in the third quarter of 2011 from $63.3 million for the same period in 2010.

•	Net Debt to Total Capitalization was 49.6% as at September 30, 2011.
Third Quarter 2011 and 2010 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):
The quarterly 2011 and 2010 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is non-U.S. GAAP financial measure, and should not be used in isolation or as substitution for Navios Holdings’ results.
From March 30, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

		(Excluding consolidation
		of Navios Acquisition)
	Three Months Ended	Three Months Ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue	$173,810	$162,075
EBITDA	$67,293	$63,337
Net Income	$16,290	$18,656
Earnings Per Share	$0.16	$0.18
Navios Holdings’ total consolidated revenue for the three months ended September 30, 2011 increased by $11.7 million to $173.8 million as compared to $162.1 million for the same period during 2010.
Revenue from drybulk vessel operations for the three months ended September 30, 2011 was $105.0 million as compared to $106.8 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to (i) a decrease in short-term charter-in and long-term charter-in fleet available days by 181 days and 126 days, respectively, and (ii) a decrease in Time Charter Equivalents (“TCE”) per day by 7.0% to $22,884 per day in the third quarter of 2011 as compared to $24,598 per day in the same period of 2010. This decrease was partially offset by an increase in available days for owned vessels by 17.5% to 2,489 days in the third quarter of 2011 from 2,118 days in the same period of 2010.
Revenue from the logistics business was $68.8 million for the three months ended September 30, 2011 as compared to $55.3 million for the same period of 2010. This increase was mainly attributable to: (i) the new vessels, the San San H (formerly known as the Jiujiang) and the Stavroula, which commenced operations in October 2010 and March 2011, respectively; and (ii) an increase in volumes of iron ore transportation. This increase was partially offset by a decrease in volumes moved at the dry port terminal.
EBITDA of Navios Holdings for the three months ended September 30, 2011 increased by $4.0 million to $67.3 million as compared to $63.3 million for the same period of 2010. The $4.0 million increase in EBITDA was primarily due to: (i) an increase in revenue of $11.7 million to $173.8 million in the three months ended September 30, 2011 from $162.1 million in the same period of 2010; (ii) a decrease of $0.4 million in net other expense; and (iii) a decrease of $2.0 million in loss attributable to the noncontrolling interest. The overall variance of $14.1 million was partially offset by: (i) an increase in time charter, voyage and port terminal expenses of $3.8 million; (ii) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $4.2 million; (iii) an increase in general and administrative expenses of $0.4 million (excluding share-based compensation expenses); and (iv) a decrease in equity in earnings by $1.7 million.
EBITDA of Navios Logistics was $8.9 million for the three month period ended September 30, 2011 as compared to $8.4 million for the same period in 2010.
Following Navios Acquisition’s deconsolidation from March 30, 2011, Navios Acquisition did not have any effect to EBITDA for the three month period ended September 30, 2011. For the same period of 2010, Navios Acquisition’s effect to EBITDA was a loss of $0.5 million.
See Exhibit I under the heading “Disclosure of Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA, as applicable, of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.
Net income of Navios Holdings for the three months ended September 30, 2011 was $16.3 million as compared to $18.7 million for the same period of 2010. The decrease of net income by $2.4 million was mainly due to (i) an increase in interest income/expense and finance cost, net of $3.0 million; (ii) an increase in depreciation and amortization of $3.1 million; (iii) an increase of $0.4 million in amortization for drydock and special survey costs; and (iv) an increase of $0.4 million in share-based compensation expense. This increase was partially offset by (i) an increase in EBITDA of $4.0 million and (ii) a decrease in income taxes of $0.5 million.

Nine months ended September 30, 2011 and 2010 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):
The information for the nine month period ended September 30, 2011 and 2010 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.
From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

	(Excluding	(Excluding
	consolidation of	consolidation of
	Navios Acquisition)	Navios Acquisition)
	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue	$495,805	$481,863
EBITDA	$181,975	$232,293
Adjusted EBITDA (*)	$199,712	$192,539
Net income	$30,451	$96,548
Adjusted Net Income (*)	$48,188	$56,694
Earnings Per Share	$0.29	$0.94
Adjusted Basic Earnings Per Share (*)	$0.47	$0.55

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the nine months ended September 30, 2011 excludes: (i) a $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control from the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners.

Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the nine months ended September 30, 2010 excludes: (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; (ii) a $26.1 million gain on the sale of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners; and (iii) a $4.0 million write off of an unfavorable short term charter.
Navios Holdings’ total consolidated revenue for the nine months ended September 30, 2011 increased by $13.9 million to $495.8 million as compared to $481.9 million for the same period during 2010.
Revenue from drybulk vessel operations for the nine months ended September 30, 2011 was $327.9 million as compared to $338.7 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to (i) a decrease in short-term charter-in and long-term charter-in fleet available days by 386 days and 866 days, respectively, and (ii) a decrease in TCE per day by 6.2% to $23,727 per day during the nine month period ended September 30, 2011 as compared to $25,298 per day in the same period of 2010. This decrease was partially offset by an increase in available days for owned vessels by 20.8% to 7,649 days during the nine month period ended September 30, 2011 from 6,330 days in the same period of 2010.
Revenue from the logistics business was $167.9 million for the nine months ended September 30, 2011 as compared to $143.2 million for the same period of 2010. This increase was mainly attributable to: (i) the new vessels, the San San H (formerly known as Jiujiang) and the Stavroula, which commenced operations in October 2010 and March 2011, respectively; and (ii) an increase in the volumes of iron ore transportation. This increase was partially offset by a decrease in volumes in the dry port terminal.

EBITDA of Navios Holdings for the nine months ended September 30, 2011 decreased by $50.3 million to $182.0 million as compared to $232.3 million for the same period of 2010. EBITDA of Navios Holdings for the nine month period ended September 30, 2011 was adjusted for (i) a $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control from the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners, and for the same period of 2010 was adjusted to exclude (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; (ii) a $26.1 million gain on the sale of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners; and (iii) a $4.0 million write off of an unfavorable short term charter. As a result of these adjustments, the Adjusted EBITDA of Navios Holdings for the nine months ended September 30, 2011 increased by $7.2 million to $199.7 million as compared to $192.5 million for the same period of 2010. The $7.2 million increase in Adjusted EBITDA was primarily due to: (i) an increase in revenue of $13.9 million to $495.8 million in the first nine month period ended September 30, 2011 from $481.9 million in the same period of 2010; (ii) a decrease in time charter, voyage and port terminal expenses of $21.4 million; and (iii) a decrease of $1.3 million in loss attributable to the noncontrolling interest. The overall variance of $36.6 million was partially offset by: (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $16.6 million; (ii) an increase in general and administrative expenses of $1.8 million (excluding share-based compensation expenses); (iii) a $4.1 million increase in losses from derivatives; (iv) a decrease in equity in earnings by $5.4 million; and (v) an increase of $1.5 million in net other expense.
EBITDA of Navios Logistics was $29.0 million for the nine month period ended September 30, 2011 as compared to $22.8 million during the same period in 2010.
Navios Acquisition’s effect to Adjusted EBITDA for the nine month period ended September 30, 2011 was $14.9 million and for the same period of 2010 was $7.6 million, which excludes $8.0 million of transaction costs for the acquisition of seven very large crude carrier tankers.
See Exhibit I under the heading “Disclosure of Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.
Net income of Navios Holdings for the nine months ended September 30, 2011 was $30.5 million as compared to $96.5 million for the same period of 2010. Net income of Navios Holdings for the nine months ended September 30, 2011 was adjusted to exclude (i) $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control from the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners, and for the same period of 2010, was adjusted for (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; (ii) a $26.1 million gain on the sale of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners and (iii) a $4.0 million write off of an unfavorable short term charter. As a result of these adjustments, the Adjusted Net Income of Navios Holdings for the nine months ended September 30, 2011 was $48.2 million as compared to $56.7 million for the same period of 2010. The decrease of Adjusted Net Income by $8.5 million was mainly due to (i) an increase in interest income/expense, net of $6.9 million; (ii) an increase in depreciation and amortization of $5.5 million; (iii) a decrease in income tax benefit of $0.5 million; (iv) an increase of $1.5 million in amortization for drydock and special survey costs; and (v) an increase of $1.3 million in share-based compensation expense. This decrease was partially offset by an increase in Adjusted EBITDA of $7.2 million.

Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations and its fleet performance for the three and nine month periods ended September 30, 2011 and 2010.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,096	4,032	12,207	12,140
Operating Days (2)	4,070	4,024	12,078	12,106
Fleet Utilization (3)	99.4%	99.8%	98.9%	99.7%
Equivalent Vessels (4)	45	44	45	44
TCE (5)	$22,884	$24,598	$23,727	$25,298

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.

(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As previously announced, Navios Holdings will host a conference call today, November 17, 2011, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on the financial results of the third quarter and nine months ended September 30, 2011.
A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am ET.
Conference Call details:
Call Date/Time: November 17, 2011, at 8:30 am ET
Call Title: Navios Holdings Q3 2011 Financial Results Conference Call
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 1228 4871
The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.855.859.2056
International Replay Dial In: +1.404.537.3406
Conference ID: 1228 4871

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of a diverse customer base of global petroleum, agricultural and mining companies. Through port terminal, river barge and coastal cabotage operations, the company is focused on providing its customers integrated transportation, storage and related services. For more information about Navios Logistics please visit its website: www.navios-logistics.com.
About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.
About Navios Maritime Acquisition Corporation
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Investor Relations
Navios Maritime Holdings Inc.
+1.212.906.8643
investors@navios.com

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

	September 30,
	2011	December 31,
	(unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	$194,937	207,410
Restricted cash	17,557	34,790
Accounts receivable, net	108,353	70,388
Short-term derivative assets	1,316	1,420
Due from affiliated companies	40,060	2,603
Prepaid expenses and other current assets	48,202	33,354

Total current assets	410,425	349,965

Deposits for vessel acquisitions	27,308	377,524
Vessels, port terminal and other fixed assets, net	1,783,180	2,249,677
Long-term derivative assets	45	149
Restricted cash	—	18,787
Other long-term assets	67,426	60,132
Loan receivable from affiliated companies	36,000	—
Investments in affiliates	115,590	18,695
Investments in available for sale securities	74,506	99,078
Intangible assets other than goodwill	249,257	327,703
Goodwill	160,336	175,057

Total noncurrent assets	2,513,648	3,326,802

Total assets	$2,924,073	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$54,970	$49,496
Dividends payable	6,101	7,214
Accrued expenses	86,781	62,417
Deferred income and cash received in advance	27,922	17,682
Short-term derivative liability	—	245
Current portion of capital lease obligations	31,330	1,252
Current portion of long-term debt	70,307	63,297

Total current liabilities	277,411	201,603

Senior and ship mortgage notes, net of discount	945,395	1,093,787
Long-term debt, net of current portion	432,273	918,826
Capital lease obligations, net of current portion	—	31,009
Unfavorable lease terms	46,400	56,875
Other long-term liabilities and deferred income	40,827	36,020
Deferred tax liability	19,920	21,104

Total noncurrent liabilities	1,484,815	2,157,621

Total liabilities	1,762,226	2,359,224

Commitments and contingencies		—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of September 30, 2011 and December 31, 2010, respectively.	—	—

	September 30,
	2011	December 31,
	(unaudited)	2010
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,686,343 and 101,563,766 as of September 30, 2011 and December 31, 2010, respectively.	10	10
Additional paid-in capital	541,646	531,265
Accumulated other comprehensive (loss)/income	(1,909)	32,624
Retained earnings	505,109	495,684

Total Navios Holdings’ stockholders’ equity	1,044,856	1,059,583

Noncontrolling interest	116,991	257,960

Total stockholders’equity	1,161,847	1,317,543

Total liabilities and stockholders’ equity	$2,924,073	$3,676,767

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$173,810	$170,177	$520,935	$489,991
Time charter, voyage and port terminal expenses	(73,162)	(69,392)	(197,124)	(218,123)
Direct vessel expenses	(28,236)	(26,212)	(90,481)	(67,365)
General and administrative expenses	(12,436)	(20,005)	(39,121)	(43,549)
Depreciation and amortization	(24,622)	(23,864)	(82,340)	(71,171)
Interest income/expense and finance cost, net	(24,272)	(22,487)	(78,842)	(64,878)
(Loss)/gain on derivatives	(3)	(37)	(85)	4,005
Gain on sale of assets	35	—	38,822	26,134
(Loss)/gain on change in control	—	—	(35,325)	17,742
Loss on bond extinguishment	—	—	(21,199)	—
Other expense, net	(3,437)	(3,799)	(8,157)	(10,603)

Income before equity in net earnings of affiliated companies	7,677	4,381	7,083	62,183
Equity in net earnings of affiliated companies	7,956	9,661	22,702	29,417

Income before taxes	$15,633	$14,042	$29,785	$91,600
Income tax benefit/(expense)	317	(244)	136	657

Net income	15,950	13,798	29,921	92,257
Less: Net income/(loss) attributable to the noncontrolling interest	340	842	(911)	193
Preferred stock dividends of subsidiary	—	—	(27)	—
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—

Net income attributable to Navios Holdings common stockholders	$16,290	$14,640	$28,995	$92,450

Basic net earnings per share attributable to Navios Holdings common stockholders	$0.16	$0.14	$0.27	$0.90

Weighted average number of shares, basic	100,963,351	100,559,330	100,922,197	100,485,842

Diluted net earnings per share attributable to Navios Holdings common stockholders	$0.15	$0.13	$0.26	$0.81

Weighted average number of shares, diluted	110,260,735	116,807,405	110,299,623	115,145,274

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$29,921	$92,257
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments	103,758	56,266
Increase in operating assets	(117,626)	(13,619)
Increase in operating liabilities	50,878	2,100
Payments for drydock and special survey costs	(8,886)	(8,556)

Net cash provided by operating activities	58,045	128,448

INVESTING ACTIVITIES:
Deconsolidation of Navios Acquisition	(72,425)	—
Acquisition of subsidiary, net of cash assumed	—	(98,913)
Decrease/(increase) in restricted cash for asset acquisitions	778	(46,871)
Acquisition of General Partner units	(2,052)	(3,566)
Acquisition of vessels	(56,059)	(121,087)
Deposits for vessel acquisitions	(30,297)	(349,987)
Receipts from finance lease	—	181
Proceeds from sale of assets	120,000	322,082
Purchase of property and equipment	(67,231)	(9,794)

Net cash used in investing activities	(107,286)	(307,955)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	70,528	377,090
Repayment of long-term debt	(239,004)	(212,683)
Repayment of senior notes	(300,000)	—
Proceeds from issuance of senior notes, net of deferred finance fees	534,188	—
Dividends paid	(20,710)	(20,143)
Issuance of common stock	415	415
Payments of obligations under capital leases	(931)	—
Decrease/(increase) in restricted cash	920	(3,375)
Proceeds from warrant exercise	—	(2,060)
Acquisition of noncontrolling interest	(8,638)	—
Dividends to noncontrolling shareholders	—	(470)

Net cash provided by financing activities	36,768	138,774

Decrease in cash and cash equivalents	(12,473)	(40,733)

Cash and cash equivalents, beginning of period	207,410	173,933

Cash and cash equivalents, end of period	$194,937	$133,200

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$52,441	$54,144
Cash paid for income taxes	$834	$478

Non-cash investing and financing activities
For issuance of preferred stock in connection with the acquisition of vessels.	$—	$33,715
Equity in net earnings of affiliated companies.	$22,702	$29,417
Dividends declared but not paid.	$6,101	$—

Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding certain items as described under “Financial Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to the ability of Navios Holdings, Navios Acquisition and Navios Logistics to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
The following tables provide a reconciliation of EBITDA, in the case of Navios Holdings on a consolidated basis, Navios Acquisition and Navios Logistics, and Adjusted EBITDA in the case of Navios Holdings on a consolidated basis (as defined in the notes to the tables):
Navios Holdings Reconciliation of EBITDA to Cash from Operations

	September 30,	September 30,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(15,107)	$73,519
Net increase/(decrease) in operating assets	76,843	(4,996)
Net increase in operating liabilities	(18,736)	(19,338)
Net interest cost	24,272	22,486
Deferred finance charges	(1,100)	(2,134)
Provision for losses on accounts receivable	(122)	(1,242)
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	(23)	(4,549)
Earnings in affiliates, net of dividends received	(3,005)	2,090
Payments for drydock and special survey	3,896	1,827
Noncontrolling interest	340	842
Gain on sale of assets	35	—
Transaction Expenses	—	(5,619)

EBITDA	$67,293	$62,886

Navios Acquisition Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$—	$49,408
Net decrease in operating assets	—	(41,059)
Net increase in operating liabilities	—	(6,729)
Net interest cost	—	1,188
Deferred finance charges	—	(136)
Noncontrolling interest	—	2,496
Transaction expenses	—	(5,619)

EBITDA	—	(451)
Consultancy fees	—	2,400
Transaction expenses	—	5,619

Adjusted EBITDA	$—	$7,568

Navios Logistics EBITDA Reconciliation to Net Income

	September 30,	September 30,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics shareholders	$(1,527)	$1,457
Depreciation and amortization	5,531	5,530
Amortization of deferred drydock costs	182	114
Interest income/expense and finance cost, net	5,112	1,113
Income taxes	(389)	168

EBITDA	$8,909	$8,382

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Nine Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$58,045	$128,448
Net increase in operating assets	117,626	13,619
Net increase in operating liabilities	(50,878)	(2,100)
Net interest cost	78,842	64,877
Deferred finance charges	(4,326)	(5,244)
Provision for losses on accounts receivable	(119)	(6,680)
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	(5,327)	(8,146)
Earnings in affiliates, net of dividends received	(8,407)	149
Payments for drydock and special survey	8,886	8,556
Noncontrolling interest	(911)	193
Preferred stock dividends attributable to the noncontrolling interest	12	—
Preferred stock dividends of subsidiary	(27)	—
(Loss)/gain on change in control	(35,325)	17,742
Gain on sale of assets	38,822	26,134

	September 30,	September 30,
Nine Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Transaction expenses	—	(5,619)

EBITDA	$196,913	$231,929
Gain on sale of assets	(38,787)	(26,134)
Loss on bond extinguishment	21,199	—
Write-off due of unfavourable short term charter contract	—	4,022
Loss/(gain) on change in control	35,325	(17,742)
Consultancy fees	—	2,400
Transaction expenses	—	5,619

Adjusted EBITDA	$214,650	$200,094

Navios Acquisition Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Nine Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$18,749	$52,031
Net decrease in operating assets	(4,117)	(40,978)
Net increase in operating liabilities	(6,613)	(9,574)
Net interest cost	8,349	1,254
Deferred finance charges	(318)	(136)
Earnings in affiliates, net of dividends received	(1,300)	—
Noncontrolling interest	188	2,558
Transaction expenses	—	(5,619)

EBITDA	$14,938	$(464)
Consultancy fees	—	2,400
Transaction expenses	—	5,619

Adjusted EBITDA	14,938	7,555

Navios Logistics EBITDA Reconciliation to Net Income

	September 30,	September 30,
Nine Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$983	$3,325
Depreciation and amortization	16,609	16,872
Amortization of deferred drydock costs	443	283
Interest income/expense and finance cost, net	11,271	3,153
Income taxes	(356)	(876)

EBITDA	$28,950	$22,757

EXHIBIT II
Owned Vessels

		Year
Vessel Name	Vessel Type	Built	Deadweight
			(in metric
			tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,259
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Owned Vessels to be Delivered

		Delivery
Vessel	Type	Date	DWT
Navios Centaurus	Panamax	03/2012	81,600
Navios Avior	Panamax	04/2012	81,600
Options to Acquire Vessels

		Delivery
Vessels	Type	Date	DWT
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000

Long term Chartered-in Fleet in Operation

		Year	Deadweight (in	Purchase
Vessel Name	Vessel Type	Built	metric tons)	Option(1)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Serenity	Handysize	2011	34,718	Yes (2)
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Torm Antwerp	Panamax	2008	75,250	Yes
Golden Heiwa	Panamax	2007	76,662	No
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
Phoenix Beauty	Capesize	2010	169,150	No
King Ore	Capesize	2010	176,800	No
Long-term Chartered-in Fleet to be Delivered

					Deadweight
		Delivery	Purchase		(in metric
Vessels	Vessel Type	Date	Option		tons)
Navios Lyra	Handysize	09/2012	Yes	(2)	34,718
Navios Koyo	Capesize	12/2011	Yes		181,000
Navios Obeliks	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios Oriana	Ultra Handymax	02/2012	Yes		61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(2)	80,500
Navios TBN	Panamax	09/2013	Yes	(2)	80,500
Navios TBN	Panamax	11/2013	Yes	(2)	80,500

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.